Exhibit 99.1

Rogers Communications Inc. Announces US$500 Million Offering of Debt Securities

TORONTO, November 1, 2016 – Rogers Communications Inc. (“RCI”) announced today that it has priced a US$500 million underwritten public offering of 2.90% senior notes due 2026. The net proceeds from the issuance of the debt securities will be approximately US$487 million and are expected to be used to repay outstanding advances under RCI’s bank credit facilities and for general corporate purposes. The sale of the debt securities is expected to close on November 4, 2016. The debt securities will be issued by RCI and guaranteed by its wholly owned subsidiary, Rogers Communications Canada Inc. (“RCCI”).

RCI has filed a shelf registration statement on Form F-10 (including a prospectus) with the SEC for this offering. Interested parties should read the prospectus in that registration statement together with the preliminary and final prospectus supplements for this offering and other documents RCI has filed with the SEC that have been incorporated by reference into the prospectus for more complete information about RCI and this offering. These documents are available at no charge by visiting EDGAR on the SEC website at www.sec.gov. A written prospectus and prospectus supplement relating to the offering of the debt securities may also be obtained from RCI by contacting Glenn Brandt as described below.

The debt securities are not being offered in Canada or to any resident of Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Caution Concerning Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.

More detailed information about these factors may be found in filings by RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

About Rogers

Rogers Communications Inc. is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. Our stock is publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Glenn Brandt

416.935.3571

glenn.brandt@rci.rogers.com.